UNITED STATES

                   SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, DC  20549

                               FORM U-3A-2



 STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM
    THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                 To Be Filed Annually Prior to March 1.

                           IES INDUSTRIES INC.
                            (Name of Company)


hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

     1.   IES  Industries  Inc. (Industries) - Organized  as  a  holding
          company.   Incorporated  in Iowa.  Located  in  Cedar  Rapids,
          Iowa.

          The  following  companies  are  wholly-owned  subsidiaries  of
          Industries:

          IES Utilities Inc. (Utilities) - Organized as a public utility to engage in the generation, transmission, distribution and sale of electric energy, the purchase, distribution and sale of natural gas and to provide steam for industrial and heating purposes. Incorporated in Iowa. Located in Cedar Rapids, Iowa.

         IES Diversified Inc. (Diversified) - Organized as a holding company for Industries' diversified businesses. At December 31, 1995, direct subsidiaries, all of which are wholly-owned, include IES Transportation Inc., IES Energy Inc. and IES Investments Inc. Incorporated in Iowa. Located in Cedar Rapids, Iowa.

         The following companies are subsidiaries of Utilities or one of its subsidiaries:

          IES Ventures Inc. (Ventures) - Organized as a holding company for non-utility investments. A wholly-owned subsidiary of Utilities. Incorporated in Iowa. Located in Cedar Rapids, Iowa.

          Aqua Ventures L.C. (Aqua Ventures) - Organized as an aquaculture facility to raise fish for human consumption. Ventures has a 35% equity investment as of December 31, 1995. Incorporated in Iowa. Located in Cedar Rapids, Iowa.

          IES Midland Development Inc. (Midland) - Organized to own and operate a landfill in Ottumwa, Iowa. A wholly-owned subsidiary of Ventures. Incorporated in Iowa. Located in Cedar Rapids, Iowa.

          The following companies are subsidiaries of Diversified or one of its subsidiaries:

         IES Transportation Inc. (IES Transportation) - Organized as a holding company for transportation industry investments of Industries. Incorporated in Iowa. Located in Cedar Rapids, Iowa.

          Cedar Rapids and Iowa City Railway Company (CRANDIC) - Organized as a railway. A wholly-owned subsidiary of IES Transportation. Incorporated in Iowa. Located in Cedar Rapids, Iowa.

          Heartland Rail Corporation (Heartland) - Organized to lease rail lines and right-of-ways. CRANDIC has a 33.8% equity investment as of December 31, 1995. Incorporated in Iowa. Located in Des Moines, Iowa.

          IEI Barge Services, Inc. (IEI Barge) - Organized to provide barge terminal and hauling service on the Mississippi River. IES Transportation has a 75.2% equity investment as of December 31, 1995. Incorporated in Iowa. Located in East Dubuque, Illinois.

          IES Railcar Service Center Inc. (Railcar) - Organized to wash, repair and paint rail cars. Effective December 31, 1995, Railcar was dissolved and its assets were transferred to CRANDIC.

          IES Transfer Services Inc. (Transfer Services) - Formerly named Port of Cedar Rapids Inc. Organized as a storage and transloading facility. A wholly-owned subsidiary of IES Transportation. Incorporated in Iowa. Located in Cedar Rapids, Iowa.

          Cornhusker Railcar Services Inc. (Cornhusker) - Organized to engage in the maintenance and repair of rail cars. IES Transportation had a 33.3% investment until it was sold in November 1995.

          Iowa Northern Railway Company (Iowa Northern) - Organized as a railway. During the fourth quarter of 1994, IES Transportation's investment in Iowa Northern was converted to non-voting preferred stock. Incorporated in Iowa. Located in Greene, Iowa.

          IES Energy Inc. (IES Energy) - Organized as a holding company for non-regulated energy industry investments of Industries. Incorporated in Iowa. Located in Cedar Rapids, Iowa.

          Industrial Energy Applications, Inc. (IEA) - Organized to provide commodities-based and facilities-based energy services for customers, including purchasing energy, standby generation, cogeneration, steam production, propane air systems and pipeline bypass. A wholly-owned subsidiary of IES Energy. Incorporated in Iowa. Located in Cedar Rapids, Iowa.

          Whiting Petroleum Corporation (Whiting Petroleum) - Organized to purchase, develop and produce crude oil and natural gas, in part through the formation and operation of limited partnerships. A wholly-owned subsidiary of IES Energy. Incorporated in Delaware. Located in Denver, Colorado.

          Whiting Programs, Inc. (Whiting Programs) - Organized to be the general partner in several limited partnerships formed to purchase, develop and produce crude oil and natural gas in the United States. A wholly-owned subsidiary of Whiting Petroleum. Incorporated in Delaware. Located in Denver, Colorado.

          WOC Acquisition Company (WOC Acquisition) - Organized to purchase, develop and produce crude oil and natural gas in the United States. A wholly-owned subsidiary of Whiting Petroleum. Incorporated in Delaware. Located in Denver, Colorado.

          WOK Acquisition Company (WOK Acquisition) - Organized to purchase, develop and produce crude oil and natural gas in the United States. A wholly-owned subsidiary of Whiting Petroleum. Incorporated in Delaware. Located in Denver, Colorado.

          TOC Acquisition Company (TOC Acquisition) - Organized to purchase, develop and produce crude oil and natural gas in the United States until it was sold October 17, 1995.

          Ely, Inc. - Ely, Inc. has no significant assets other than cash. IES Energy has a 69.4% equity investment as of
          December  31, 1995.  Incorporated in Iowa.  Located  in  Cedar
          Rapids, Iowa.

          IES Investments Inc. (IES Investments) - Organized as a holding company for miscellaneous investments, primarily related to real estate, of Industries. Incorporated in Iowa. Located in Cedar Rapids, Iowa.

          Iowa Land and Building Company (ILBC) - Organized as a real estate holding company. A wholly-owned subsidiary of IES Investments. Incorporated in Iowa. Located in Cedar Rapids, Iowa.

          2001 Development Corporation (2001) - Organized to promote the economic development of downtown Cedar Rapids, Iowa, through real estate improvements. IES Investments has a 54.6% equity investment as of December 31, 1995. Incorporated in Iowa. Located in Cedar Rapids, Iowa.

          2002 Development Corporation (2002) - Organized as a real estate development company to develop specific property in downtown Cedar Rapids, Iowa. A wholly-owned subsidiary of 2001. Incorporated in Iowa. Located in Cedar Rapids, Iowa.

          Center Place Limited (Center Place) - Organized as a limited partnership to construct and operate multi-family rental apartments in downtown Cedar Rapids, Iowa. IES Investments has a 28.6% equity investment and 2001 has a 35.7% equity investment, both as of December 31, 1995. The partnership is organized in Iowa and located in Iowa City, Iowa.

          2060 Partnership (2060) - Organized as a partnership to develop real estate. 2001 has an 80% equity investment as of December 31, 1995. The partnership is organized in Iowa and located in Cedar Rapids, Iowa.

          Prairie Ridge Business Park L.C. (Prairie Ridge) - Organized to develop a business park in Cedar Rapids, Iowa. ILBC has a 70% equity investment as of December 31, 1995. Incorporated in Iowa. Located in Cedar Rapids, Iowa.

          IES Leasing Inc. - Organized to provide leasing services until it was dissolved during 1995.

          IES Investco Inc. (Investco) - Organized as a holding company for certain equity investments. A wholly-owned subsidiary of IES Investments. Incorporated in Iowa. Located in Cedar Rapids, Iowa.

          Southern Iowa Manufacturing Company (SIMCO) - Organized to manufacture and sell drilling equipment until its assets were sold during the second quarter of 1995 and SIMCO was dissolved.

          Village Lakeshares, Inc. (VLI) - Organized as a holding company for resort properties. A wholly-owned subsidiary of IES Investments. Incorporated in Iowa. Located in Cedar Rapids, Iowa.

          Village Lakeshares L.P. (Lakeshares) - Organized as a limited partnership to manage and sell resort properties. IES Investments has a 32.9% equity investment and VLI has a 67.1% equity investment, both as of December 31, 1995. The partnership is organized in Iowa and located in Spirit Lake, Iowa.

          McLeod, Inc. (McLeod) - Organized as a holding company for various telecommunication businesses. At December 31, 1995, IES Investments has an equity investment of less than 20% voting interest. Incorporated in Delaware. Located in Cedar Rapids, Iowa.

     2. Industries is a holding company and has no significant properties other than common stock of affiliates, temporary cash investments and cash surrender values of corporate life insurance policies.


     Utilities -

          Utilities  is  a  public  utility  subsidiary  of  Industries.
          Utilities is engaged in the generation, transmission, distribution and sale of electric energy, the purchase, distribution and sale of natural gas and to provide steam for industrial and heating purposes. Utilities' operations are discussed below.


Electric Operations:

      Utilities'  principal electric generating stations at December 31,

1995, are as follows:


    Name and Location                Major Fuel       Net Kilowatts Accredited
        of Station                      Type           Generating Capability

Duane Arnold Energy Center,
  Palo, Iowa                         Nuclear                       364,000 (1)

Ottumwa Generating Station,
  Ottumwa, Iowa                      Coal             343,440 (2)
Prairie Creek Station,
  Cedar Rapids, Iowa                 Coal             212,500
Sutherland Station,
  Marshalltown, Iowa                 Coal             143,000
Sixth Street Station,
  Cedar Rapids, Iowa                 Coal              71,000
Burlington Generating Station,
  Burlington, Iowa                   Coal             211,800
George Neal Unit 3,
  Sioux City, Iowa                   Coal             144,200 (3)
    Total Coal                                                   1,125,940

Peaking Turbines,
  Marshalltown, Iowa                 Oil              162,500
Centerville Combustion Turbines,
  Centerville, Iowa                  Oil               48,000
Diesel Stations, all in Iowa         Oil               12,200
    Total Oil                                                      222,700

Grinnell Station,
  Grinnell, Iowa                     Gas               47,200
Agency Street Combustion Turbines,
  West Burlington, Iowa              Gas               63,750
Burlington Combustion Turbines,
  Burlington, Iowa                   Gas               47,400
    Total Gas                                                      158,350

      Total generating capability                                1,870,990


     (1) Represents Utilities' 70% ownership interest in this 520,000 Kw generating station. The plant is operated by Utilities.

     (2) Represents Utilities' 48% ownership interest in this 715,500 Kw generating station. The plant is operated by Utilities.

     (3) Represents Utilities' 28% ownership interest in this 515,000 Kw generating station which is operated by an unaffiliated utility.

          Utilities is purchasing power from Union Electric Company under a firm capacity contract with 1996 and 1997 requirements of 80 Mw and 60 Mw of delivered capacity, respectively. Utilities will also purchase an additional annual maximum interruptible capacity of up to 54 Mw of 25 Hz power, which extends through 1998.

          Utilities has also entered into an agreement with Basin Electric Power Cooperative to purchase capacity of 50 Mw, 75 Mw, 100 Mw and 100 Mw during the annual six-month summer season for the years 1996 through 1999, respectively.

          At December 31, 1995, the transmission lines of Utilities, operating from 34,000 to 345,000 volts, approximated 4,409 circuit miles (all located in Iowa). Utilities owned 108 transmission substations (all located in Iowa) with a total installed capacity of 8,597.1 MVa and 468 distribution substations (all located in Iowa) with a total installed capacity of 2,593.1 MVa.

          Utilities' electric facilities are interconnected with certain Iowa and neighboring utilities. Also, Utilities is a member of the Mid-Continent Area Power Pool (MAPP) which began operations on November 1, 1972. This pool is comprised of 29 utilities and 28 energy related companies in the upper midwest region of the United States and operates pursuant to an agreement which provides for the interchange of electric energy and the sharing of responsibilities for production capacity and reserve, and the supply of electric energy.

Gas Operations:

     With the advent of Federal Energy Regulatory Commission (FERC) Order 636 (Order 636), issued in 1992, the nature of Utilities' gas supply portfolio has changed. Order 636, among other things, eliminated the interstate pipelines' obligation to serve and now requires Utilities to purchase virtually 100% of its gas supply requirements from non-pipeline suppliers. Utilities has enhanced access to competitively priced gas supply and more flexible transportation services as a result of Order 636. However, under Order 636, Utilities is required to pay certain transition costs incurred and billed by its pipeline suppliers.

     Utilities began paying the transition costs in 1993 and at December 31, 1995, has recorded a liability of $5.0 million for those transition costs that have been incurred, but not yet billed, by the pipelines to date, including $1.9 million expected to be billed through 1996. Utilities is currently recovering the transition costs  from  its  customers  through its Purchased  Gas  Adjustment
     Clauses as such costs are billed by the pipelines. Transition costs, in addition to the recorded liability, that may ultimately be charged to Utilities could approximate $7.0 million. The ultimate level of costs to be billed to Utilities depends on the pipelines' future filings with the FERC and other future events, including the market price of natural gas. However, Utilities believes any transition costs that the FERC would allow the pipelines to collect from Utilities would be recovered from its customers, based upon regulatory treatment of these costs currently and similar past costs by the Iowa Utilities Board (IUB). Accordingly, regulatory assets, in amounts corresponding to the recorded liabilities, have been recorded to reflect the anticipated recovery.

     Contracts with the pipelines subsequent to Order 636 are comprised primarily of firm transportation, firm storage and no-notice service. Firm transportation contracts grant Utilities access to firm pipeline capacity which is used to transport gas supplies from non-pipeline suppliers on peak day. Firm storage service allows Utilities to purchase gas during off-peak periods and place this gas in an account with the pipelines. When the gas is needed for peak day deliveries, Utilities requests and the pipelines deliver the gas back on a firm basis. No-notice service grants Utilities the right to take more or less gas than is actually scheduled up to the level of no-notice service. No-notice service takes the form of transportation balancing or storage service depending on the pipeline.

     Utilities' portfolio of firm transportation, firm storage and no-notice service from pipelines is as follows:

                                     Firm           Firm
                                Transportation     Storage      No-Notice

   Northern:
     Volume (Dekatherm/day)         142,996        48,218        10,000
     Expiration date               10/31/97       10/31/97      10/31/97

   Natural:
     Volume (Dekatherm/day)          28,605        35,010          -
     Expiration date               11/30/2000     11/30/98         -

   ANR:
     Volume (Dekatherm/day)          60,737        19,180         5,000
     Expiration date              10/31/2003     10/31/2003     10/31/2003


     In addition to firm storage with pipelines, Utilities also contracts for firm storage from Llano, Inc. This contract calls for peak day deliveries of 18,667 Dekatherm(Dth)/day and expires May 31, 1997.

     Gas supply is purchased from a variety of non-pipeline suppliers located in the United States and Canada having access to virtually all major natural gas producing regions.

     As a result of Order 636, Utilities accepted assignment of certain gas supply contracts previously held by Northern. Accepting assignment of these contracts resulted in lower costs to Utilities than would have been incurred had Northern bought out the agreements and billed Utilities for its share of such costs.

     Contracts assigned to Utilities from Northern have maximum delivery requirements of 13,631 Dth, and minimum take requirements of 2,726 Dth. Additional firm gas supply agreements were independently negotiated by Utilities with various non-pipeline suppliers. These gas supply agreements have maximum and minimum obligations and will be delivered through gas transmission pipelines as follows:


                                Maximum               Minimum
                             Daily Quantity        Daily Quantity
                               (Dth/day)             (Dth/day)

               Northern         56,681                37,939
               Natural          24,575                19,575
               ANR              28,000                20,000

     These gas supply contracts have expiration dates ranging from five months to six years. Rates charged by Utilities' suppliers are subject to regulation by the FERC.

     3. The following information provides the electric and gas data for the year ended December 31, 1995:

          a.   Number of Kwh of electric energy sold:

               Utilities
                    Retail                                9,283,795,000
                    Wholesale                             1,585,840,000 (i)

               Number   of  Dekatherms  of  natural  gas  distributed,
               including transported volumes:

               Utilities                                     39,805,000

          b. Number of Kwh of electric energy sold at retail outside of the state of incorporation:

               Utilities                                           None

               Number of Dekatherms of natural gas distributed at retail outside of the state of incorporation:

               Utilities                                           None

          c. Number of Kwh of electric energy sold at wholesale outside of the state of incorporation:

               Primarily through transactions in MAPP

               Utilities                                    891,419,000


               Number of Dekatherms of natural gas distributed at wholesale outside of the state of incorporation:

               Utilities                                           None

          d. Number of Kwh of electric energy purchased outside of the state of incorporation:

               Primarily through transactions in MAPP

               Utilities                                  1,628,865,000

               Number of Dekatherms of natural gas purchased outside of the state of incorporation:

               Utilities                                     29,719,000 (ii)


               (i) Includes sales to resale customers and off-system sales to other utilities.


               (ii) Represents  spot  gas  purchases  which   are
                    transported to Utilities' distribution systems (in the State of Iowa) via three interstate pipeline systems.

     4.   a.   IES Industries has direct and indirect interests in
               the common equity of two New Zealand utility companies.

                    Powerco Limited (Powerco)
                    151 St Hill Street
                    Wanganui, New Zealand

                    Powerco statistics:
                         72,000 electric customers
                         15,000 gas customers
                         850,000 Mwh electric sales
                         750,000 Mcf gas sales
                         14,400 sq. Km Electric Network Service Area
                         600 Km of gas distribution lines
                         9.4 Mw of installed generating capacity
                         $70 million of fixed capital assets (U.S. dollars) $80 million of annual revenue (U.S. dollars)

                    Central Power Limited (Central Power)
                    400 Church Street
                    Palmerston North, New Zealand

                    Central Power statistics:
                         33,000 electric customers
                         415,000 Mwh electric sales
                         6,200 sq. Km Electric Network Service Area
                         No electric generation capacity
                         $20 million of fixed capital assets (U.S. dollars) $30 million of annual revenue (U.S. dollars)

     b. & c. At December 31, 1995, IES Investments Inc. (Investments) owned approximately 6% of the common equity of both Powerco and Central Power. Investments also has a $10 million loan to a New Zealand corporation and such loan is secured by stock options of the borrower. The borrower also has beneficial ownership interest in
               Powerco of less than 10%. These investments are considered energy-related investments and therefore may be included with IES Energy Inc. for management purposes.

          d. Powerco (Year ended March 31, 1995) pro forma, including results of Powerco and Taranaki Energy Limited which were merged effective 10/1/95:

                                                      Millions U.S. $
                   Net Income                             $  7
                   Capitalization (Shareholder Funds)     $ 83


               Central Power (Year ended March 31, 1995):

                                                      Millions U.S. $
                   Net Income                             $  3
                   Capitalization (Shareholder Funds)     $ 34


          e.   There   are  no  service,  sales  or  construction
               contracts between IES Industries Inc., or any of its subsidiaries, and Powerco or Central Power.

Exhibit A

     Exhibit A, pages 13 through 15, shows a consolidating balance sheet of the claimant and its subsidiary companies as of December 31, 1995, together with a consolidating statement of income of claimant and its subsidiary companies for the year ended December 31, 1995.

      Exhibit A(i), pages 16 through 18, shows a consolidating balance sheet as of December 31, 1995, together with a consolidating statement of income for the year ended December 31, 1995, for Utilities.

      Exhibit A(ii), pages 19 through 24, shows a consolidating balance sheet as of December 31, 1995, together with a consolidating statement of income for the year ended December 31, 1995, for Diversified.

      Exhibit A(iii), pages 25 through 30, shows a consolidating balance sheet as of December 31, 1995, together with a consolidating statement of income for the year ended December 31, 1995, for IES Transportation.

      Exhibit A(iv), pages 31 through 39, shows a consolidating balance sheet as of December 31, 1995, together with a consolidating statement of income for the year ended December 31, 1995, for IES Investments.

      Exhibit A(v), pages 40 through 45, shows a consolidating balance sheet as of December 31, 1995, together with a consolidating statement of income for the year ended December 31, 1995, for IES Energy.


Exhibit B:  Financial Data Schedule

     Item No. 1:  Total Assets = $1,985,590,992

     Item No. 2:  Total Operating Revenues = $851,009,927

     Item No. 3:  Net Income = $64,175,912


Exhibit C

      At December 31, 1995, IES Investments Inc. owned approximately 6% of the common equity of both Powerco Limited and Central Power Limited, two New Zealand utility companies. IES Investments Inc. is a wholly-owned subsidiary of IES Diversified Inc. and IES Diversifed Inc. is a wholly-owned subsidiary of IES Industries Inc., the claimant of this report.

      The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 1996.


                              IES Industries Inc.



                              By /s/ Dennis B. Vass
                                     Dennis B. Vass
                                     Treasurer & Principal Financial Officer



Corporate Seal

Attest:



/s/ Stephen W. Southwick




      All notices and correspondence concerning this statement should be addressed to:

                              Richard A. Gabbianelli
                              Controller & Chief Accounting Officer
                              IES Industries Inc.
                              P. O. Box 351
                              Cedar Rapids, Iowa 52406